March 24, 2020

Craig L. Montanaro
Chief Executive Officer
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

       Re: Kearny Financial Corp.
           Registration Statement on Form S-4
           Filed March 17, 2020
           File No. 333-237236

Dear Mr. Montanaro:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julia Griffith at 202-551-3267 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance